09042134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

SEC FILE NUMBER
8-18811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Ellwood & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 601
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Grimes — 212-425-8360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway – 6th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I William D. Grimes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Ellwood & Co., Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William D. Grimes
Signature

Controller, EVP
Title

Jennifer A. White 8/24/09
Notary Public

JENNIFER A. WHITE
Notary Public, State of New York
No. 01WH6164839
Qualified in Queens County
Term Expires April 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. ELLWOOD & CO., INC.
FINANCIAL STATEMENTS
JUNE 30, 2009

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
R.W. Ellwood & Co., Inc.

We have audited the accompanying statement of financial condition of R.W. Ellwood & Co., Inc. as of June 30, 2009 and the related statements of income, changes in stockholders' equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Ellwood & Co., Inc. at June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co, PC

August 18, 2009

R.W. ELLWOOD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 24,425
Receivable from clearing broker	257,907
Securities owned	6,393
Prepaid expenses	8,215
Due to officer	5,198
Other assets	29,649
Total Assets	**$ 331,787**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 7,250
Stockholders' Equity	
Common stock, no par value, 1,000 shares authorized, 1 share 556 shares issued	58,473
Retained earnings	290,004
	348,477
Less: Treasury stock, at cost, 29 shares	(23,940)
Total Stockholders' Equity	324,537
Total Liabilities and Stockholder's Equity	**$ 331,787**

See accompanying auditors' report and notes to financial statements.

R.W. ELLWOOD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2009

Revenues	
Trading	$ 530,873
Operating Expenses	
Compensation	338,005
Clearance fees	30,000
Professional fees	14,373
Regulatory fees and assessments	6,519
Occupancy expense	112,989
Communication	24,182
Promotion	5,965
Other expenses	129,154
Total Operating Expenses	661,187
Net Loss	**$ (130,314)**

See accompanying auditors' report and notes to financial statements.

R.W. ELLWOOD & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance - June 30, 2008	$ 58,473	$ 420,318	$ -	$ 478,791
Net loss	-	(130,314)	-	(130,314)
Purchase of treasury stock	-	-	(23,940)	(23,940)
Balance - June 30, 2009	**$ 58,473**	**$ 290,004**	**$ (23,940)**	**$ 324,537**

See accompanying auditors' report and notes to financial statements.

R.W. ELLWOOD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash Flows from Operating Activities	
Net loss	$ (130,314)
Adjustment to reconcile net loss to net cash flows from operating activities	
Unrealized loss in securities owned	1,572
Changes in operating assets and liabilities	
Decrease in receivable from broker	135,332
Decrease in other assets	1,183
Increase in accrued expenses	907
Cash Flows Provided By Operating Activities	8,680
Cash Flows from Investing Activities	
Advances to officer	(5,198)
Cash Flows Used For Investing Activities	(5,198)
Cash Flows from Financing Activities	
Purchase of treasury stock	(23,940)
Cash Flows Used For Financing Activities	(23,940)
Net Decrease in Cash and Cash Equivalents	(20,458)
Cash and Cash Equivalents, Beginning	44,883
Cash and Cash Equivalents, End	**$ 24,425**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

R.W. Ellwood & Co., Inc., (the "Company"), which became a broker-dealer in 1949, is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading municipal bonds with other broker/dealers on behalf of the Company's commercial clients.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable and deductible amounts in the future based on enacted laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Receivable with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. Receivable from brokers arise as a result of the Company's normal security transactions.

Note 3 - Due to Officer

An officer has borrowed funds from the Company. The funds are non-interest bearing and without terms for repayment. Subsequent to year end, the officer repaid the advances.

Note 4 - Commitments and Contingencies

Lease

The Company leases office spaces under a non-cancelable lease that expires October 2010. Annual rent amounts to $48,000. Monthly lease payments are subject to additional charges based on increases for electricity and other operating expenses. For the year ended June 30, 2009, rent expense amounted to approximately $52,000.

Future minimum lease payments are as follows: $48,000 for the year ending June 30, 2010 and $12,000 for the period ending October 31, 2010.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. The United States economy is currently experiencing a significant contraction and my see further deterioration. The uncertain financial market could adversely affect the Company's operations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits resulting from this concentration.

Note 6 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At June 30, 2009, the Company had net capital, as defined, of $280,516 which exceeded the required minimum net capital by $130,516. Aggregate indebtedness at June 30, 2009 totaled $7,250 and the ratio of aggregate indebtedness to net capital was .03 to 1.

R.W. ELLWOOD & CO., INC.
SUPPLEMENTARY INFORMATION
JUNE 30, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholders' equity	$ 324,537
Deductions - Non-allowable assets	
Prepaid expenses	8,215
Due to officer	5,198
Other assets	29,649
	43,062
Net capital, before haircuts	281,475
Haircuts on securities	
Other securities	959
Net capital, as defined	**280,516**
Minimum net capital required	150,000
Net capital in excess of minimum requirement	**$ 130,516**
Net capital in excess of 1,000 percent	**$ 279,791**
Computation of Aggregate Indebtedness	
Accounts payable and other liabilities	**$ 7,250**

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 7,250}{\$\ 280,516} = .03$$

The ratio of aggregate indebtedness to net capital is .03 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

R.W. ELLWOOD & CO., INC.
SUPPLEMENTARY INFORMATION
JUNE 30, 2009

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 280,516
Net capital, as computed	$ 280,516
Aggregate indebtedness, per focus report	$ 7,250
Aggregate indebtedness, as computed	$ 7,250

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholders
R.W. Ellwood & Co., Inc.

In planning and performing our audit of the financial statements and supplementary schedules of R.W. Ellwood & Co., Inc., (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We believe that your accounting staff does not possess the accounting expertise necessary to prevent, detect or correct a potential misstatement in, or prepare a complete set of, financial statements including the notes in accordance with generally accepted principles which we consider to be a significant deficiency in your internal control over financial reporting.

We understand that you are aware of the above weakness; however, you have made a cost benefit decision to engage Sanford Becker & Co., P.C. to assist you with the preparation of your financial statements.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Baker & Co, PC

August 18, 2009

R.W. ELLWOOD & CO., INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED JUNE 30, 2009

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK